Exhibit 99.1

STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2010

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a
review of interim financial statements by an entity’s auditor.

Consolidated Balance Sheets
As at May 31, 2010 and February 28, 2010
(unaudited, in thousands of Canadian dollars)

	May 31,	February 28,
	2010	2010

ASSETS
Current Assets
Cash (Note 14)	$2,361	$3,581
Accounts receivable	241	220
Prepaid expenses and deposits (Note 3)	447	486
Total current assets	3,049	4,287

Mineral properties (Note 4)	124,882	124,172
Equipment (Note 5)	365	390
Total assets	$128,296	$128,849

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,181	$674
Total current liabilities	1,181	674

Deferred compensation (Note 9)	-	385
Future income tax liability (Note 6)	9,819	9,944

SHAREHOLDERS' EQUITY
Share capital	136,629	136,660
Contributed surplus	13,218	13,024
Warrants	1,019	1,020
Deficit	(33,570)	(32,858)
Total shareholders' equity	117,296	117,846
Total liabilities and shareholders' equity	$128,296	$128,849

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 10)
Subsequent events (Note 14)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 2

Consolidated Statements of Operations and Comprehensive Loss
For the three months  ended May 31, 2010 and May 31, 2009
(unaudited, in thousands of Canadian dollars except loss per share)

	Three months ended
	May 31,
	2010	2009
Expenses
General and administrative
Consulting	$30	$5
Directors' fees	58	54
Investor relations	5	15
Legal and audit	69	24
Compensation	116	154
Rent and office services	72	133
Transfer and regulatory fees	22	36
Travel and conferences	30	38
	402	459
Amortization of equipment	20	28
Stock-based compensation (Note 8 & Note 9)	161	145
Interest income	(5)	(10)
Loss before income taxes	578	622
Income and capital taxes	250	-
Future income tax expense (recovery)	(116)	(121)
Net loss and comprehensive loss for the period	$712	$501
Basic and diluted net loss per share	$0.00	$0.00
Weighted average number of shares outstanding	521,913	332,686

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 3

Consolidated Statements of Cash Flow
For the three months ended May 31, 2010 and May 31, 2009
(unaudited, in thousands of Canadian dollars)

	Three months ended
	May 31,
	2010	2009
OPERATING ACTIVITIES
Net loss for the period	$(712)	$(501)
Non-cash charges (credits) to earnings:
Future income tax expense (recovery)	(125)	(121)
Amortization of equipment	20	28
Stock based compensation expense	(187)	145
Changes in non-cash working capital:
Decrease / (increase) in accounts receivables	(21)	685
Decrease in prepaid expenses and deposits	39	59
Decrease in accounts payable and accrued liabilities	441	(727)
Net cash used in operating activities	(545)	(432)
INVESTING ACTIVITIES
Mineral properties	(643)	(1,214)
Net cash used in investing activities	(643)	(1,214)
FINANCING ACTIVITIES
Expiration of warrants	(1)	-
Repayment of capital lease obligations	-	(28)
Share issue costs	(31)	-
Net cash provided by financing activities	(32)	(28)
Decrease in cash	(1,220)	(1,674)
Cash at beginning of period	3,581	3,899
Cash at end of period	$2,361	$2,225
Supplemental Disclosures
Interest received	$(5)	$(10)
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 4

Consolidated Statements of Changes in Shareholders’ Equity
As at May 31, 2010 and May 31, 2009
(unaudited, in thousands of Canadian dollars)

	May 31, 2010		May 31, 2009
	Number	Amount	Number	Amount
Share Capital
Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
Issued
Common Shares
Balance at beginning of period	521,912,607	$136,660	332,685,899	$120,918
Capital stock issued:
Share issuance costs	-	(31)	-	-
Balance at end of period	521,912,607	136,629	332,685,899	120,918
Contributed surplus
Balance at beginning of period		13,024		12,341
Stock based compensation expense (Note 8)		193		190
Expiration of warrants		1
Balance at end of period		13,218		12,531
Warrants
Balance at beginning of period	27,359,102	1,020	1,207,100	751
Expired	(1,124,000)	(1)	-	-
Balance at end of period	26,235,102	1,019	1,207,100	751
Deficit
Balance at beginning of period		(32,858)		(28,968)
Net loss		(712)		(501)
Balance at end of period		(33,570)		(29,469)
Shareholders' equity at end of period		$117,296		$104,731

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 5

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.         Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties in North America.

The Company is an advanced exploration company. Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada (Note 4). Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.

Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009 . The three primary assets acquired in the acquisition are as follows:

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and

•
a portfolio of Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

Given seasonal variation in weather, a great proportion of exploration and property spending is typically incurred in the second and third quarters of the fiscal year.

As an advanced exploration stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.         Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2010. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2010.

STARFIELD RESOURCES INC. - 6

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

3.	Prepaid Expenses and Deposits

	May 31,	February 28,
	2010	2010
Deposits - property leases	$274	$274
Prepaid insurance	67	100
Other	106	112
	$447	$486

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

4.	Mineral Properties

	Ferguson Lake	Stillwater	Moonlight	Nevada		February 28,
As at May 31, 2010	Project	Project	Project	Projects	Total	2010
Property acquisitions and maintenance costs
Balance, beginning of period	$2,988	$9,262	$4,630	$1,000	$17,880	$2,694
Nevoro acquisition	-	-	-	-	-	14,892
Maintenance	11	-	-	-	11	294
Balance, end of period	$2,999	$9,262	$4,630	$1,000	$17,891	$17,880

Exploration costs
Balance, beginning of period	$106,144	$44	$104	$-	$106,292	$102,685
Compensation (Note 8 & Note 9)	153	47	29	-	229	1,530
Air support including helicopter moves	-	-	-	-	-	133
Diamond drilling	-	15	-	-	15	127
Camp support costs, including fuel	9	31	10	-	50	421
Diamond exploration program	3	-	-	-	3	636
Recovery of diamond exploration program expenses	(3)	-	-	-	(3)	(636)
Analytical and geophysical services	247	20	138	-	405	1,396
Balance, end of period	$106,553	$157	$281	$-	$106,991	$106,292
Mineral properties	$109,552	$9,419	$4,911	$1,000	$124,882	$124,172

a)    Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

STARFIELD RESOURCES INC. - 7

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b)    Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement, executed January 1, 2004, and the Mountain View Lease Agreement signed February 1, 2004. An additional 9,680 acres was added in August 2009 through a purchase and sale agreement with Beartooth Platinum Corporation.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years. The Company is required to make the following payments pursuant to the lease agreement - US$1.5 per month from the third anniversary of the date of execution and US$2 per month from the sixth anniversary of the date of execution until the end of the lease.

Under the Basal Zone Lease Agreement, a 2% production royalty is payable by Starfield on the sales of ores and concentrates; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by Starfield.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by Starfield on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire, the Benbow chromite mine which is adjacent to the Stillwater project in Montana. The mine would be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

The Company has the option to purchase the Benbow mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c)    Moonlight Project

The Moonlight Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:

STARFIELD RESOURCES INC. - 8

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Diane Claims

In 2005, the Company entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims in Plumas County, California, U.S.A., subject to a ‘purchasable’ 2% NSR. The Company has the remaining obligation to two assignors and the vendor through an annual payment of US$20, and payment of the annual lease fees for each claim.  The agreement may be terminated by the Company at any time by giving written notice provided that the Company has to pay the related taxes to maintain the claims in good standing for 12 months from the date of termination.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d)       Nevada Properties

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the state of Nevada except for Dome Hill which straddles the Nevada-California border.

On June 1, 2009, the Company signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.

Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.

STARFIELD RESOURCES INC. - 9

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

5.	Equipment

	May 31, 2010			February 28, 2010
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$335	$193	$142	$335	$185	$150
Exploration equipment	366	299	67	366	294	72
Equipment under capital lease	578	422	156	578	410	168
	$1,279	$914	$365	$1,279	$889	$390

Amortization of exploration equipment of $5 (February 28, 2010 - $31) was deferred to mineral properties.

6.	Future Income Tax Liability

	May 31,	February 28,
	2010	2010
Future income tax assets
Loss carryforwards	$8,646	$8,521
Equipment	65	65
Mineral properties	2,104	2,104
Share issuance costs	710	710
Non-capital losses	321	321
Valuation allowance	(6,310)	(6,310)
	5,536	5,411
Future income tax liabilities
Resource deductions	15,355	15,355

Net future income tax liabilities	$9,819	$9,944

7.	Financing

On December 22, 2009, the Company issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2,375. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $190, with a future tax impact of $51.

On December 31, 2009, the Company issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $79, with a future tax impact of $21.

On January 13, 2010, the Company issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the equity financings outlined above, the Company issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance.  A relative fair value calculation was used to present the carrying value of the warrants. The 2,670,046 broker warrants were assigned a fair value of $41. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

STARFIELD RESOURCES INC. - 10

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Risk-free interest rate	1.34 1.47%
Expected life of warrants	2 years
Annualized volatility	98.55 98.63%
Dividend rate	0.00%

In aggregate, the Company issued a total of 41,077,636 common shares for gross proceeds of $4,136 and 2,670,046 broker warrants with proceeds of $41. The total issuance costs were $450 with a future tax impact of $121.

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $174 and issued 1,823,555 broker warrants exercisable at $0.085 in connection with the offering.

8.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Three months ended		Twelve months ended
	May 31, 2010		February 28, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	41,712	$0.56	19,428	$0.97
Granted	-	-	10,800	0.11
Nevoro acquisition	-	-	15,384	0.49
Exercised	-	-	-	-
Cancelled or expired	-	-	(3,900)	1.48
Balance at end of period	41,712	$0.56	41,712	$0.56

STARFIELD RESOURCES INC. - 11

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following stock options were outstanding at May 31, 2010:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.09 - $0.25	11,391,500	4.80	$0.11	3,241,500	$0.11
$0.26 - $0.50	10,447,124	1.66	0.30	10,447,124	0.30
$0.51 - $1.00	10,638,740	1.04	0.58	10,638,740	0.58
$1.01 - $1.50	4,385,000	2.63	1.11	4,385,000	1.11
$1.50 - $2.00	4,850,000	2.50	1.68	4,850,000	1.68
	41,712,364	2.56	$0.56	33,562,364	$1.68

During the three months ended May 31, 2010, the Company granted no stock options (May 31, 2009 - nil) with a fair value of $nil (May 31, 2009 - $nil) to directors, employees and consultants. The Company recognized $193 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $25 was capitalized to the compensation category under mineral properties (May 31, 2009 -$190, $164 capitalized). The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current quarter was $nil (May 31, 2009 - nil).

The estimated value of the options granted will be recognized over the vesting period. As at May 31, 2010, there is $353 (May 31, 2009 - $109) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

9.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The

DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the quarter ended May 31, 2010, $28 was recorded to stock-based compensation expense, of which $21 was capitalized to mineral properties (May 31, 2009 - $189, $93 capitalized). 1,403,743 DCUs were redeemed during the quarter ended May 31, 2010. The outstanding DCUs were marked-to-market at May 31, 2010, and as a result, $55 was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $41 was capitalized to mineral properties (May 31, 2009 - $44, $21 capitalized).

At May 31, 2010, deferred compensation was classified as a current liability and included in accounts payable and accrued liabilities.

STARFIELD RESOURCES INC. - 12

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following is a continuity of the DCUs for the periods indicated:

	Three months ended		Twelve months ended
	May 31, 2010		February 28, 2010
	Number	Amount	Number	Amount
Balance at beginning of period	4,052,052	$385	-	$-
Issued	-	27	4,052,052	758
Redeemed	(1,403,743)	(133)	-	-
Mark-to-market adjustment	-	(56)	-	(373)
Balance at end of period	2,648,309	$223	4,052,052	$385

10.	Commitments and Contingencies

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $182 (May 31, 2009 - $176). The total minimum obligation remaining under this lease is $634 (May 31, 2009 - $812). The Company has taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011. Minimum annual rents are $83.  This property has been sub-leased.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

The minimum lease payments on the leases are as follows:

2011	$294
2012	329
2013	187
2014	126
$936

11.	Segmented Information

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

As at	May 31, 2010		February 28, 2010
	Canada	USA	Canada	USA

Cash	$2,361	$-	$3,581	$-
Accounts receivable	241	-	220	-
Prepaid expenses and deposits	421	26	460	26
Mineral properties	109,552	15,330	109,132	15,040
Equipment	365	-	390	-
	$112,940	$15,356	$113,783	$15,066

12.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

STARFIELD RESOURCES INC. - 13

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The properties in which the Company currently has an interest are in the advanced exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the quarter ended May 31, 2010.  The Company is not subject to externally imposed capital requirements.

13.	Financial Risk Factors

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party. During 2009, CICA Handbook Section 3862, “Financial instruments - Disclosures”, was amended to require disclosures about the classification and fair value of financial instruments, including their classification within a hierarchy that prioritizes the inputs to fair value measurements. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

As at May 31, 2010, the carrying value and fair value of financial instruments by category are as follows:

							2010
				Other			Fair Value
	Held For	Loan &	Available	Financial	Carrying	Fair	Heirarchy
	Trading	Receivable	For Sale	Liabilities	Value	Value	Level
Financial Assets
Cash	2,361	-	-	-	2,361	2,361	Level 1
Accounts receivable	-	241	-	-	241	241	Level 2
Prepaid expenses and
deposits	447	-	-	-	447	447	Level 1
	2,808	241	-	-	3,049	3,049

Financial Liabilities
Accounts payable and
accrued liabilities	-	-	-	1,181	1,181	1,181	Level 2
	-	-	-	1,181	1,181	1,181

STARFIELD RESOURCES INC. - 14

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments are classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2010, the Company had a cash balance of $2,361 (February 28, 2010 - $3,581) to settle current liabilities of $1,181 (February 28, 2010 - $674). On June 11, 2010, the Company completed a private placement for gross proceeds of $2,385 (Note 14). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of Starfield’s capital lease which has a maturity of July 2010.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at May 31, 2010, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

STARFIELD RESOURCES INC. - 15

Notes to the Consolidated Financial Statements
For the three months ended May 31, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

14.	Subsequent Events

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $174 and issued 1,823,555 broker warrants exercisable at $0.085 in connection with the offering.

STARFIELD RESOURCES INC. - 15